SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO
SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4)
of the Securities Exchange Act of 1934

DSI REALTY INCOME FUND VI, a California Limited Partnership DSI REALTY INCOME FUND VII, a California Limited Partnership DSI REALTY INCOME FUND VIII, a California Limited Partnership DSI REALTY INCOME FUND IX, a California Limited Partnership DSI REALTY INCOME FUND XI, a California Limited Partnership (Name of Subject Company)

DSI REALTY INCOME FUND VI, a California Limited Partnership DSI REALTY INCOME FUND VII, a California Limited Partnership DSI REALTY INCOME FUND VIII, a California Limited Partnership DSI REALTY INCOME FUND IX, a California Limited Partnership DSI REALTY INCOME FUND XI, a California Limited Partnership (Name of Persons Filing Statement)

Units of Limited Partnership Interests
(Title of Class of Securities)

n/a
(CUSIP Number of Class of Securities)


Robert J. Conway, President
DSI Properties, Inc.
6700 E. Pacific Coast Highway
Long Beach, CA 90803
(562) 493-3022

(Name, address and telephone
number of person authorized to
receive notices and communications on
behalf of the persons filing statement)

with a copy to:

Gary J. Singer, Esq.
O'Melveny & Myers LLP
610 Newport Center Drive, Suite 1700
Newport Beach, CA 92660
(949) 823-6915
x       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


	This Amendment No. 2 amends the Schedule 14D-9 Amendment No. 1 filed by Realty Income Fund VI, DSI Realty Income Fund VII, DSI Realty Income Fund VIII, DSI Realty Income Fund IX, and DSI Realty Income Fund XI (collectively the "Limited Partnerships," or individually, a "Limited Partnership"), on May
1, 2002 (the "First Amendment") which amends the Schedule 14D-9 filed by the Limited Partnerships on April 18, 2002 (the "Original Schedule 14d-9"), relat-ing to the tender offer made by Mackenzie Patterson, Inc., MP Income Fund 18, LLC, MP Income Fund 17, L.L.C., MP Falcon Fund, LLC, MP Falcon Growth Fund, L.L.C., MP Falcon Growth Fund 2, L.L.C., Mackenzie Fund V1, L.P., Mackenzie Patterson Special Fund 3, L.P., Accelerated High Yield Institutional Fund I, Ltd., Accelerated High Yield Institutional Investors, Ltd., Mackenzie Specified Income Fund, L.P., and MP Dewaay Fund, L.L.C. (collectively, "MacKenzie"), disclosed in a tender offer statement on Schedule TO dated April 5, 2002 and filed with the Securities and Exchange Commission to purchase all of the Units in each of the Limited Partnerships upon the terms and subject to the conditions set forth in the offer to purchase (the "Hostile Offer"). The Hostile Offer was subsequently amended on April 26, 2002 and May 30, 2002 (the "Amended Offer"). All capitalized terms not defined herein shall have the meaning set forth in the Original Schedule 14d-9.

Item 2.	Identity and Background of Filing Person
(b)	The offer price per Unit has increased in the Amended Offer.  The new offer price per Unit is set forth below:

Target				Price per Unit:
DSI Realty Income Fund VI		$450
DSI Realty Income Fund VII              $410
DSI Realty Income Fund VIII             $420
DSI Realty Income Fund IX		$380
DSI Realty Income Fund XI		$400

Item 4.	The Solicitation or Recommendation
	Following receipt of the Amended Offer, the General Partners reviewed and considered the Amended Offer with respect to each Limited Partnership.
The General Partners have determined that for the same reasons set forth in the Original Schedule 14D-9, the Amended Offer is not in the best interests of the limited partners of each Limited Partnership, and recommend that the limited partners reject the Hostile Offer and not tender their Units pursuant thereto.



SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


DSI REALTY INCOME FUND VI, a California Limited Partnership

By: DSI Properties, Inc., a General Partner

By:	/s/ Robert J. Conway
	Robert J. Conway, President

By: Diversified Investors Agency, a General Partner

By:_ 	/s/ Robert J. Conway
	Robert J. Conway, Partner

DSI REALTY INCOME FUND VII, a California Limited Partnership

By: DSI Properties, Inc., a General Partner

By: 	/s/ Robert J. Conway
	Robert J. Conway, President

By: Diversified Investors Agency, a General Partner

By: 	/s/ Robert J. Conway
	Robert J. Conway, Partner


DSI REALTY INCOME FUND VIII, a California Limited Partnership

By: DSI Properties, Inc., a General Partner

By: 	/s/ Robert J. Conway
	Robert J. Conway, President

By: Diversified Investors Agency, a General Partner

By:_ /s/ Robert J. Conway
	Robert J. Conway, Partner


DSI REALTY INCOME FUND IX, a California Limited Partnership

By: DSI Properties, Inc., a General Partner

By: 	/s/ Robert J. Conway
	Robert J. Conway, President

By: 	/s/ Robert J. Conway
	Robert J. Conway, a General Partner

By:_ 	/s/ Joseph W. Conway
	Joseph W. Conway, a General Partner


DSI REALTY INCOME FUND XI, a California Limited Partnership

By: DSI Properties, Inc., a General Partner

By: 	/s/ Robert J. Conway
	Robert J. Conway, President

By: 	/s/ Robert J. Conway
	Robert J. Conway, a General Partner

By: 	/s/ Joseph W. Conway
Joseph W. Conway, a General Partner



Dated: June 14, 2002

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)		Letter and summary to limited partners dated June 14, 2002


Exhibit (a)(1)

[DSI Properties, Inc. letterhead]


June 14, 2002


Dear Limited Partner,

           We have received notice of an amended offer to purchase your limited partnership interests by MacKenzie Patterson, Inc and its affiliates (the "Amended Offer"). This hostile offer appears to be part of a trend among in-vestor groups whose objective is to acquire units in public real estate partner-ships. By making purchase offers at prices well below the partnerships' liquidation value these groups seek to acquire units in public real estate limited partnerships at deep discounts without regard to the best interests of the limited partners. Given the high rate of income they have sustained, we believe MacKenzie's offer is significantly below the value of your partnership interests. Therefore we continue to recommend that you REJECT the Amended Offer and not tender your units.

          Per SEC requirements we have filed an official response to this Amend-ed Offer, a summary of which can be found on the reverse side of this letter.


Feel free to call your DSI representative or the office of the General Partner at (800) 732-1733 and ask for Rick.

Sincerely,

Your General Partners




Summary of Amendment No. 2 of 14d-9 Filed with the Securities and Exchange Commission on June 14, 2002

This Amendment No. 2 amends the Schedule 14D-9 Amendment No. 1 filed by DSI Realty Income Fund VI, DSI Realty Income Fund VII, DSI Realty Income Fund VIII, DSI Realty Income Fund IX, and DSI Realty Income Fund XI (collectively the "Limited Partnerships," or individually, a "Limited Partnership"), on May 1, 2002 (the "First Amendment") which amends the Schedule 14D-9 filed by the Limit-ed Partnerships on April 18, 2002 (the "Original Schedule 14d-9"), relating to the tender offer made by Mackenzie Patterson, Inc., MP Income Fund 18, LLC, MP Income Fund 17, L.L.C., MP Falcon Fund, LLC, MP Falcon Growth Fund, L.L.C., MP Falcon Growth Fund 2, L.L.C., Mackenzie Fund V1, L.P., Mackenzie Patterson Special Fund 3, L.P., Accelerated High Yield Institutional Fund I, Ltd., Accel-erated High Yield Institutional Investors, Ltd., Mackenzie Specified Income Fund, L.P., and MP Dewaay Fund, L.L.C. (collectively, "MacKenzie"), disclosed in a tender offer statement on Schedule TO dated April 5, 2002 and filed with the Securities and Exchange Commission to purchase all of the Units in each of the Limited Partnerships upon the terms and subject to the conditions set forth in the offer to purchase (the "Hostile Offer"). The Hostile Offer was sub-sequently amended on April 26, 2002 and May 30, 2002 (the "Amended Offer").
The material changes in the Amended Offer consisted of new offer prices of:
$450 per unit for DSI Realty Income Fund VI, $410 per unit for DSI Realty Income Fund VII, $420 per unit for DSI Realty Income Fund VIII, $380 per unit for DSI Realty Income Fund IX, and $400 per unit for DSI Realty Income Fund XI. All capitalized terms not defined herein shall have the meaning set forth in the Original Schedule 14d-9.

Recommendation of the General Partners
Following receipt of the Amended Offer, the General Partners reviewed and considered the Amended Offer with respect to each Limited Partnership. The General Partners have determined that for the same reasons set forth in the Original Schedule 14D-9, the Amended Offer is not in the best interests of the limited partners of each Limited Partnership, and recommend that the limited partners reject the Hostile Offer and not tender their Units pursuant thereto.